UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bravo Brio Restaurant Group, Inc.
(Name of Issuer)
Common Shares, no par value per share
(Title of Class of Securities)
10567B 109
(CUSIP Number)
Bruckmann, Rosser, Sherrill & Co. II, L.P.
c/o Bruckmann, Rosser, Sherrill & Co., Inc.
126 East 56th Street, 29th Floor
New York, NY 10022
(212) 521-3799
Copy to:
Carmen J. Romano, Esq.
James A. Lebovitz, Esq.
Dechert LLP
2929 Arch Street
Philadelphia, PA 19104
(215) 994-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number	10567B 109

1.	NAMES OF REPORTING PERSONS Bruckmann, Rosser, Sherrill & Co. II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,281,061 common shares

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,281,061 common shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,281,061 common shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The calculation of the foregoing percentage is based on 19,250,000 Issuer Common Shares (as defined herein) outstanding as of October 26, 2010.

CUSIP Number	10567B 109

1.	NAMES OF REPORTING PERSONS BRSE, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,281,061 common shares

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

2,281,061 common shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,281,061 common shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

* The calculation of the foregoing percentage is based on 19,250,000 Issuer Common Shares (as defined herein) outstanding as of October 26, 2010.

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to the common shares, no par value per share (“Issuer Common Shares”), of Bravo Brio Restaurant Group, Inc., an Ohio corporation (“BBRG” or the “Issuer”). The address of the principal executive office of the Issuer is 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212.
Item 2. Identity and Background
     This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Reporting Persons	Principal Business	Address of Principal Office

Bruckmann, Rosser, Sherrill & Co. II, L.P.	To make private equity investments in securities of public and private companies.	126 East 56th Street, 29th Floor, New York, New York 10022

BRSE, L.L.C.	To act as the general partner of Bruckmann, Rosser, Sherrill & Co. II, L.P.	126 East 56th Street, 29th Floor, New York, New York 10022
     Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership (the “Fund”), is the beneficial owner of 2,281,061 Issuer Common Shares. The sole general partner of the Fund is BRSE, L.L.C., a Delaware limited liability company (“BRSE”). Due to its relationship to the Fund, BRSE may be deemed to have shared voting and investment power with respect to the Issuer Common Shares beneficially owned by the Fund. As such, BRSE may be deemed to have shared beneficial ownership over such Issuer Common Shares. BRSE, however, disclaims beneficial ownership of such Issuer Common Shares except to the extent of its pecuniary interest therein. There are no executive officers or directors of the Fund. The name, residence or business address, and present principal occupation or employment of each manager of BRSE is listed on Schedule I to this Schedule 13D.
     Officers of BRSE serve as power of attorney holders of Julie Frist and as such the Fund and BRSE may be deemed to have indirect beneficial ownership of 4,062 Issuer Common Shares held by Ms. Frist. The Fund and BRSE expressly disclaim beneficial ownership of the Issuer Common Shares held by Ms. Frist. The address of Ms. Frist is c/o Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, 29th Floor, New York, New York 10022.
     Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.
     During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Fund and Ms. Frist were holders of membership units in Bravo Development Holdings LLC, a Delaware limited liability company (“Holdings”). The Fund and Ms. Frist held in the aggregate 26,535 units of Holdings with a total purchase price for such units of $26,535,000.00. The Issuer was a majority owned subsidiary of Holdings. Pursuant to the terms of that certain Exchange Agreement by and among the Issuer, Holdings and the other shareholders of the issuer (the “Exchange Agreement”), prior to the consummation of the initial public offering of Issuer Common Shares on October 26, 2010 (the “IPO”), Holdings and each other shareholder of the Issuer exchanged all of its shares of common stock and preferred stock in the Issuer for Issuer Common Shares (the “Exchange”). Following the Exchange and immediately prior to the IPO, Holdings distributed its Issuer Common Shares to its members on a pro rata basis in accordance with such members’ ownership interest in the units of Holdings (the “Distribution”). As a result of the Exchange and the Distribution, the Fund and Ms. Frist received in the aggregate 5,401,768 Issuer Common Shares. 3,120,707 of the Fund’s and Ms. Frist’s Issuer Common Shares received in the Distribution were sold in the IPO.

Item 4. Purpose of Transaction
     The information set forth or incorporated in Item 3 hereof is incorporated herein by reference.
     Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
     (a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.
     The percentage of Issuer Common Shares reported beneficially owned by each person herein is based upon 19,250,000 Issuer Common Shares, which reflects Issuer Common Shares issued and outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 21, 2010, relating to the Issuer’s registration statement on Form S-1, as amended (Registration No. 333-167951).
     The Fund owns directly 2,276,999 Issuer Common Shares, constituting approximately 11.8% of the shares outstanding. BRSE owns directly no Issuer Common Shares. Ms. Frist owns directly 4,062 Issuer Common Shares, constituting less than 0.1% of the shares outstanding. By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the Fund and BRSE may be deemed to beneficially own 2,281,061 Issuer Common Shares, constituting approximately 11.8% of the Issuer Common Shares outstanding, of which 2,276,999 shares are owned directly by the Fund and 4,062 shares are owned directly by Ms. Frist. Each of the Fund and BRSE disclaims beneficial ownership of the Issuer Common Shares held directly by Ms. Frist. BRSE disclaims beneficial ownership of the Issuer Common Shares held directly by the Fund except to the extent of its pecuniary interest therein.
     The Fund has the power to dispose of and to vote the shares directly owned by it, which power may be exercised by its general partner, BRSE.
     (c) None of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 hereof, has engaged in any transaction during the past 60 days involving Issuer Common Shares, except for the Exchange, Distribution and IPO described in Item 3 of this Schedule 13D.
     (d) Not applicable.
     (e) Not applicable.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Issuer Common Shares referred to in this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.
     The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) promulgated under the Exchange Act.
Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, dated as of November 5, 2010, by and between Bruckmann, Rosser, Sherrill & Co. II, L.P. and BRSE, L.L.C.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRUCKMANN, ROSSER, SHERRILL & CO. II, L.P. By: BRSE, L.L.C., as its General Partner
By:	/s/ Harold O. Rosser II
	Name:	Harold O. Rosser II
	Title:	Manager

BRSE, L.L.C.
By:	/s/ Harold O. Rosser II
	Name:	Harold O. Rosser II
	Title:	Manager

Dated: November 5, 2010

SCHEDULE I
The names and business addresses of the managers of BRSE, L.L.C. are set forth below. There are no executive officers or directors of BRSE, L.L.C. Each manager, in his capacity as a manager, may act on behalf of BRSE, L.L.C. and each is a United States citizen.

Name	Position	Address
Bruce C. Bruckmann	Manager	126 East 56th Street, 29th Floor, New York, New York 10022

Harold O. Rosser II	Manager	126 East 56th Street, 29th Floor, New York, New York 10022

Stephen C. Sherrill	Manager	126 East 56th Street, 29th Floor, New York, New York 10022

Thomas J. Baldwin	Manager	126 East 56th Street, 29th Floor, New York, New York 10022

Paul D. Kaminski	Manager	126 East 56th Street, 29th Floor, New York, New York 10022

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, dated as of November 5, 2010, by and between Bruckmann, Rosser, Sherrill & Co. II, L.P. and BRSE, L.L.C.